As filed with the Securities and Exchange Commission on July 5, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
(Exact Name of Registrant as Specified in Its Charter)
Taiwan Semiconductor
Manufacturing Company Limited
(Translation of Registrant’s Name into English)

Republic of China	None
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
(886-3) 563-6688
(Address and Telephone Number of Registrant’s Principal Executive Offices)

TSMC North America
2585 Junction Avenue
San Jose, CA 95134, USA
(408) 382-8000
(Name, Address and Telephone Number of Agent For Service)

With copies to:

Michael G. DeSombre, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688	David W. Hirsch, Esq. Sebastian R. Sperber, Esq. Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road, Central Hong Kong (852) 2521-4122

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price	Registration Fee(1)

Common Shares, par value NT$10.00 per share(2)	US$1,500,000,000	US$176,550

(1)	Determined in accordance with Rule 457(o) under the Securities Act of 1933. Pursuant to Rule 457 under the Securities Act, the overpayment of US$688 made by the registrant in connection with its registration statement on Form F-3 (File No. 333-109851) filed on October 21, 2003 is offset against the filing fee of US$176,550 required in connection with this Registration Statement. The balance of US$175,862 is paid herewith.

(2)	American depositary receipts issuable upon deposit of the common shares registered hereby have been registered under a separate registration statement on Form F-6 (File No. 333-123814) and a separate registration statement on Form F-6 filed as of the date hereof. Each American depositary share represents five common shares.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 5, 2005.
Taiwan Semiconductor Manufacturing Company Limited
(Incorporated as a company limited by shares in the Republic of China)

American Depositary Shares Representing Common Shares

       This is a global offering of                 American depositary shares, or ADSs, representing common shares of Taiwan Semiconductor Manufacturing Company Limited, or Taiwan Semiconductor. The selling shareholders named on page 22 are selling all of the ADSs being offered in this offering. We will not receive any proceeds from the sale of ADSs by the selling shareholders. The ADSs are not being offered in the Republic of China, or ROC. Each ADS represents five common shares, par value NT$10 per share, of Taiwan Semiconductor. The ADSs are evidenced by American depositary receipts, or ADRs. Some of the underwriters are expected to offer the ADSs through their respective selling agents.
       Our ADSs are listed on The New York Stock Exchange under the symbol “TSM”. The last reported sale price of the ADSs on The New York Stock Exchange on July 1, 2005 was US$9.18 per ADS. Our outstanding common shares are listed on the Taiwan Stock Exchange under the symbol “2330”. The closing price of our common shares on the Taiwan Stock Exchange on July 1, 2005 was NT$55.70 per share, which is equivalent to approximately US$1.76, assuming an exchange rate of NT$31.64=US$1.00.
       See “Risk Factors” beginning on page 8 to read about factors you should consider before buying the ADSs.

       Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial price to public	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses(1), to the selling shareholders	US$	US$

(1)	The underwriters have agreed to pay certain expenses of Taiwan Semiconductor and the selling shareholders in connection with this offering. For more information, see “Underwriting”.
       Some of the selling shareholders have granted the underwriters an option exercisable within 30 days from the date of this prospectus to purchase up to an aggregate of                additional ADSs from them to cover overallotments, if any.

       The underwriters expect to deliver the ADRs evidencing the ADSs through the book-entry transfer facilities of The Depository Trust Company against payment in U.S. dollars in New York, New York on or about                     , 2005.

Global Coordinator
Goldman Sachs International

Joint Bookrunners

Goldman Sachs International	JPMorgan

Prospectus dated                     , 2005.

       THESE SECURITIES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE REPUBLIC OF CHINA, EXCEPT AS PERMITTED BY APPLICABLE LAW OF THE REPUBLIC OF CHINA.

       This prospectus, including the information summarized below, contains translations of some NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2004, which was NT$31.74 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On July 1, 2005, the noon buying rate was NT$31.64 to US$1.00.
       In connection with this offering, Goldman Sachs International and J.P. Morgan Securities Ltd., or any person acting for them, may overallot or effect transactions with a view to supporting the market price of the ADSs and, subject to applicable ROC Laws, the common shares at a level higher than that which might otherwise prevail for a limited period of time after the issue date. However, there is no obligation on Goldman Sachs International, J.P. Morgan Securities Ltd., or their agents, to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. See “Underwriting”.
       All references in this prospectus to silicon wafer quantities are specified in 200 mm wafer equivalents, unless otherwise specified. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established with the manufacturer of the equipment used in those facilities. We can exceed 100% of these capacity levels through, for example, enhanced productivity beyond that assumed when these specifications were initially established.

PROSPECTUS SUMMARY
       Financial and other information about us is set forth in our annual report on Form 20-F for the year ended December 31, 2004 and other documents incorporated herein by reference, copies of which may be obtained as indicated under “Where You Can Find More Information”.
Our Business
       We are currently the world’s largest dedicated semiconductor foundry. We were founded in 1987 as a joint venture among the ROC government, Koninklijke Philips Electronics N.V., or Philips, and other private investors and were incorporated in the ROC on February 21, 1987. Our common shares have been listed on the Taiwan Stock Exchange since September 5, 1994 and our ADSs have been listed on The New York Stock Exchange since October 8, 1997.
       As a foundry, we manufacture semiconductors using our advanced production processes for our customers based on their own or third parties’ proprietary integrated circuit designs. We offer a comprehensive range of leading edge wafer fabrication processes, including processes to manufacture CMOS logic, mixed-signal, radio frequency and embedded memory and BiCMOS mixed-signal and other semiconductors. IC Insights estimates that our revenue market share among dedicated foundries worldwide was 53% in 2003 and 47% in 2004. We also offer design, mask making, probing, testing and assembly services.
       We believe that we are the technology leader among the dedicated foundries in terms of our net sales of advanced semiconductors with a resolution of 0.13 micron and below, and are one of the leaders in the semiconductor industry generally. For example, in February 2004, we announced that our industry-leading low-k technology had entered commercial production and that we were the first semiconductor foundry with proven low-k technology in commercial production, in both the 0.13 micron process technology and the 90-nanometer Nexsyssm technology. The 90-nanometer Nexsyssm technology is the first process technology based entirely on low-k dielectrics. We also believe that our large capacity, particularly for advanced technologies, is a major competitive advantage.
       We currently operate one 150mm wafer fab, seven 200mm wafer fabs and two 300 mm wafer fabs, including Fab 14, where we commenced production in the fourth quarter of 2004. As of December 31, 2004, our monthly capacity was 479,734 wafers, compared to 402,774 wafers at the end of 2003. This increase was primarily due to the expansion of our 0.18, 0.15, 0.13 and 0.09 micron advanced technologies. Based upon preliminary estimates, we currently expect our monthly capacity to be approximately 585,100 wafers at the end of 2005.
       We count among our customers many of the world’s leading semiconductor companies, ranging from fabless semiconductor companies such as Altera Corporation, ATI Technology Inc., Broadcom Corporation, NVIDIA Corporation, Qualcomm and VIA Technology, Inc., to integrated device manufacturing companies such as Analog Devices, Inc., Freescale Semiconductor Inc. and Philips, and systems companies. Fabless semiconductor companies and integrated device manufacturers accounted for approximately 68% and 31%, respectively, of our net sales in 2004, and approximately 71% and 28%, respectively, of our net sales in 2003.
       Our principal executive office is currently located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Taiwan, Republic of China. Our telephone number at that office is (886-3) 563-6688. Our web site is www.tsmc.com. Information contained on our web site does not constitute part of this prospectus.

THE OFFERING
       See “Selling Shareholders” on page 22 for a list of the selling shareholders.

Offering Price	US$ per ADS

ADSs offered by the selling shareholders	ADSs

ADSs outstanding after this offering	ADSs

Common shares outstanding after this offering	common shares

ADS:common share ratio	1:5

Overallotment option	Some of the selling shareholders have granted to the underwriters an option exercisable within 30 days from the date hereof to purchase up to an aggregate of additional ADSs solely to cover overallotments, if any.

Trading market for the common shares	The only trading market for the common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange since 1994 under the symbol “2330”.

New York Stock Exchange symbol for ADSs	TSM

ADS Depositary	Citibank, N.A.

Use of proceeds	We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Timing and settlement for the ADSs	The ADSs are expected to be delivered against payment on or about , 2005.

The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./ N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
       The summary financial information below should be read in conjunction with “Item 5. Operating and Financial Reviews and Prospects” and the consolidated financial statements, notes to the consolidated financial statements and other financial information included in our Form 20-F for the year ended December 31, 2004, incorporated by reference in this prospectus. The summary income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the summary balance sheet data as of December 31, 2003 and 2004 set forth below are derived from our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2004, incorporated by reference in this prospectus, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. The summary income statement data and cash flow data for the years ended December 31, 2000 and 2001 and the summary balance sheet data as of December 31, 2000, 2001 and 2002 set forth below are derived from our audited consolidated financial statements not included in our Form 20-F for the year ended December 31, 2004. The consolidated financial statements set forth below have been prepared and presented in accordance with generally accepted accounting principles in the Republic of China, also called ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States of America, also called US GAAP. Please see note 27 to our audited consolidated financial statements included in our Form 20-F for the year ended December 31, 2004, incorporated by reference in this prospectus, for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended and as of December 31,

	2000	2001	2002	2003	2004	2004

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
Income Statement Data:
ROC GAAP
Net sales	166,198	125,885	162,301	202,997	257,213	8,104
Cost of sales(1)	(87,610)	(92,228)	(109,988)	(128,113)	(141,394)	(4,455)
Gross profit(1)	78,588	33,657	52,313	74,884	115,819	3,649
Operating expenses(1)	(17,293)	(20,879)	(20,724)	(23,583)	(27,337)	(861)
Income from operations	61,295	12,778	31,589	51,301	88,482	2,788
Non-operating income and gains	6,120	6,476	2,350	5,669	6,090	192
Non-operating expenses and losses	(3,513)	(8,467)	(6,717)	(5,791)	(2,606)	(82)
Income before income tax and minority interest	63,902	10,787	27,222	51,179	91,966	2,898
Income tax (expense) benefit	1,167	3,740	(5,637)	(3,923)	363	11
Income before minority interest	65,069	14,527	21,585	47,256	92,329	2,909
Minority interest in loss (income) of subsidiaries	37	(44)	25	3	(13)	—
Net income	65,106	14,483	21,610	47,259	92,316	2,909
Basic earnings per share(2)	2.85	0.60	0.91	2.02	3.97	0.13
Diluted earnings per share(2)	2.85	0.60	0.91	2.02	3.97	0.13
Basic earnings per ADS equivalent	14.27	3.00	4.53	10.09	19.85	0.63
Diluted earnings per ADS equivalent	14.27	3.00	4.53	10.09	19.85	0.63
Basic average shares outstanding(2)	22,800	23,377	23,325	23,327	23,249	23,249
Diluted average shares outstanding(2)	22,800	23,377	23,325	23,337	23,255	23,255

	Year ended and as of December 31,

	2000	2001	2002	2003	2004	2004

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
US GAAP
Net sales	166,860	127,242	162,990	203,600	260,035	8,193
Cost of sales	(105,359)	(107,194)	(115,374)	(133,493)	(154,785)	(4,877)
Operating expenses	(44,472)	(41,712)	(20,764)	(25,744)	(32,423)	(1,022)
Income (loss) from operations	17,029	(21,664)	26,852	44,363	72,827	2,294
Income (loss) before income tax and minority interest	20,537	(25,672)	20,210	42,441	76,838	2,421
Income tax (expense) benefit	1,166	3,741	(5,638)	(3,881)	(508)	(16)
Net income (loss)	21,740	(21,975)	14,534	38,661	76,253	2,402
Cumulative preferred dividends	—	(455)	(455)	(184)	—	—
Income (loss) attributable to common shareholders	21,740	(22,430)	14,079	38,477	76,253	2,402
Basic earnings per share(3)	1.01	(1.00)	0.62	1.67	3.29	0.10
Diluted earnings per share(3)	1.01	(1.00)	0.62	1.67	3.29	0.10
Basic earnings per ADS equivalent	5.06	(4.98)	3.08	8.37	16.47	0.52
Diluted earnings per ADS equivalent	5.06	(4.98)	3.08	8.37	16.46	0.52
Basic average shares outstanding(3)	21,478	22,508	22,831	22,975	23,151	23,151
Diluted average shares outstanding(3)	21,478	22,508	22,831	22,985	23,157	23,157
Balance Sheet Data:
ROC GAAP
Working capital(4)	44,920	37,472	62,705	136,121	120,530	3,797
Long-term investments	10,664	11,599	10,635	10,748	38,102	1,200
Properties	244,748	251,288	246,498	211,854	258,911	8,157
Goodwill	11,531	11,438	10,159	8,721	7,116	224
Total assets	370,886	366,518	390,542	407,401	499,454	15,736
Long-term bank borrowing(5)	23,339	22,399	11,051	8,800	1,915	60
Long-term bonds payable	29,000	24,000	35,000	30,000	19,500	614
Guaranty deposit-in and other liabilities(4)(6)	9,046	9,479	8,710	8,876	15,079	475
Total liabilities	108,810	89,208	94,594	78,098	100,413	3,164
Minority interest equity	322	120	95	89	76	2
Capital stock	129,894	181,326	199,229	202,666	232,520	7,326
Cash dividend on common shares	—	—	—	—	12,160	383
Shareholders’ equity	261,754	277,190	295,853	329,214	398,965	12,570

	Year ended and as of December 31,

	2000	2001	2002	2003	2004	2004

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except for percentages,
	earnings per share and per ADS, and operating data)
US GAAP
Goodwill	58,348	47,464	47,476	47,287	46,757	1,473
Total assets	407,830	393,990	420,528	439,853	536,286	16,896
Total liabilities	114,884	91,419	96,747	81,977	108,416	3,416
Capital Stock	116,894	168,326	186,229	202,666	232,520	7,326
Mandatory redeemable preferred stock	13,000	13,000	13,000	—	—	—
Shareholders’ equity	279,946	289,450	310,623	357,173	427,125	13,457
Other Financial Data:
ROC GAAP
Gross margin	47%	27%	32%	37%	45%	45%
Operating margin	37%	10%	19%	25%	34%	34%
Net margin	39%	12%	13%	23%	36%	36%
Capital expenditures	103,762	70,201	55,236	37,871	81,095	2,555
Depreciation and amortization	41,446	55,323	65,001	69,161	69,819	2,200
Cash provided by operating activities	94,786	75,818	98,507	116,037	153,151	4,825
Cash used in investing activities(7)	(120,949)	(77,232)	(62,190)	(53,706)	(148,013)	(4,663)
Cash provided by (used in) financing activities(7)	35,366	897	(6,346)	(27,070)	(32,155)	(1,013)
Net cash flow	9,323	(1,284)	30,234	35,199	(28,687)	(904)
Operating Data:
Wafers sold(8)	3,408	2,159	2,675	3,700	5,008	5,008
Average utilization rate(9)	106%	51%	73%	89%	100%	100%

(1)	Amounts in 2000 reflect the reclassification of NT$2,072 million from cost of sales to research and development.

(2)	Retroactively adjusted for all subsequent stock dividends and employee stock bonuses paid prior to the date hereof.

(3)	Retroactively adjusted for all subsequent stock dividends paid prior to the date hereof.

(4)	Amounts in 2003 reflect the reclassification of NT$727 million from current liabilities to long-term liabilities.

(5)	Excludes bonds payable.

(6)	Consists of other long term payables and total other liabilities.

(7)	Amounts in 2003 reflect the reclassification of NT$300 million from cash used in investing activities to cash used in financing activities.

(8)	In thousands.

(9)	Commencing in 2003, utilization rates exclude engineering wafers and all capacity and production at Vanguard.

Recent Developments
       Change of Chief Executive Officer and Other Key Management. Effective July 1, 2005, Mr. Rick Tsai replaced Mr. Morris Chang as our Chief Executive Officer. Mr. Rick Tsai continues to serve also as a director and President, but ceased to serve as our Chief Operating Officer. Mr. Morris Chang continues to serve as our Chairman. Moreover, also effective July 1, 2005, Mr. F.C. Tseng ceased to serve as our Deputy Chief Executive Officer and assumed the position as our Vice Chairman.
       Audit Committee Financial Expert. Due to the resignation of Mr. Robbert Brakel, our previous audit committee financial expert, as a member of our audit committee, effective since June 1, 2005, our audit committee consists of three members, each of which is an independent director. In addition, Mr. Michel Besseau has been appointed to serve as an outside financial expert consultant to the audit committee effective June 1, 2005.

RISK FACTORS
       We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this prospectus, including the following risk factors.
Risks Relating to Our Business
       Since we are dependent on the highly cyclical semiconductor and microelectronics industries, which have experienced significant and sometimes prolonged downturns, our revenues, earnings and margins may fluctuate significantly.
       Our semiconductor foundry business is affected by market conditions in the highly cyclical semiconductor and microelectronics industries. Most of our customers operate in these industries. Variations in order levels from our customers result in volatility in our revenues and earnings. From time to time, the semiconductor and microelectronics industries have experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor and microelectronics companies for our services, downturns in the semiconductor and microelectronics industries lead to reduced demand for our services. If we cannot take appropriate actions such as reducing our costs to sufficiently offset declines in demand, our revenues and earnings will suffer during downturns.
       Overcapacity in the semiconductor industry may reduce our revenues, earnings and margins.
       The prices we can charge our customers for our services are significantly dependent on the overall worldwide supply of integrated circuits and semiconductor products, which is outside of our control. In a period of overcapacity, we may have to lower the prices we charge our customers for our services and/or we may have to operate at significantly less than full capacity. Such actions could reduce our margin and weaken our financial condition and results of operations. For example, due to the decreased annualized demand for semiconductors in 2001 and 2002, our average capacity utilization rate decreased to 51% during 2001, and 73% during 2002 as compared with 106% during 2000.
       Decreases in demand and average selling prices for products that contain semiconductors may adversely affect demand for our products and may result in a decrease in our revenues and earnings.
       A vast majority of our sales revenue is derived from customers who use our products in personal computers, communications devices and consumer electronics. Any significant decrease in the demand for these products may decrease the demand for our products and adversely affect our revenues. In addition, the historical and continuing trend of declining average selling prices of end use applications places pressure on the prices of the components that go into these end use applications. If the average selling prices of end use applications continue to decrease, the pricing pressure on components produced by us may lead to a reduction of our revenue.
       If we are unable to compete effectively in the highly competitive foundry segment of the semiconductor industry, we may lose customers and our profit margin and earnings may decrease.
       The markets for our foundry services are highly competitive both in Taiwan and internationally. We compete with other dedicated foundry service providers, as well as integrated device manufacturers. Some of these companies may have access to more advanced technologies and greater financial and other resources than us. Increases in competition may cause us to lose customers or to decrease our average selling prices.
       If we are unable to remain a technological leader in the semiconductor industry, we may become less competitive.
       The semiconductor industry and the technologies used in it are constantly changing. If we do not anticipate these changes in technologies and rapidly develop new and innovative technologies, we may not be able to provide advanced foundry services on competitive terms. If we fail to achieve advances in technology or processes, or to obtain access to advanced technologies or processes developed by others, we may become less competitive.
       If we are unable to manage our expansion and the modification of our production facilities effectively, our growth prospects may be limited.
       We have recently been ramping up production at the Fab 12 (Phase II and III) facility in the Hsinchu Science Park and the Fab 14 (Phase I) facility in the Southern Taiwan Science Park. We have also recently completed the exterior construction of our Fab 14 (Phase II) facility in the Southern Taiwan Science Park.
       Although we have studied the potential effects of vibration from the high speed railway currently planned to pass through the Southern Taiwan Science Park and believe that the vibrations will not affect our yield rate for production in the Southern Taiwan Science Park, we can give no assurances that our yield will not be negatively affected after the high-speed railway has commenced operation.
       Expansion and modification of our production facilities will increase our costs. We will need to purchase additional equipment, train personnel to operate the new equipment or hire additional personnel. If we do not increase our net sales accordingly in order to offset these higher costs, our financial performance may be adversely affected.
       We may not be able to implement our planned growth or development if we are unable to accurately forecast and sufficiently meet our future capital requirements.
       Capital requirements are difficult to plan in the highly cyclical and rapidly changing semiconductor industry. We will continue to need capital to fund our operations and growth. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.
       Sufficient external financing may not be available to us on a timely basis, on acceptable terms, or at all. As a result, we may be forced to curtail our expansion and modification plans or delay the deployment of our services.
       We are dependent upon hiring and retaining qualified management and skilled technical and service personnel and our business could suffer if we are unable to retain and recruit such personnel.
       We depend on the continued services of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of some of these personnel and we cannot adequately replace them. Moreover, we may be required to increase the number of employees in connection with any expansion, and there is intense competition for the services of these personnel.

       We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive.
       Our operations and expansion plans depend on our ability to obtain a significant amount of equipment from a limited number of suppliers and in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During times of significant demand for this type of equipment, lead times for delivery can be as long as four to ten months or more. Shortages of equipment could result in an increase in their prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations.
       Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at reasonable prices.
       Our production operations require that we obtain adequate supplies of raw materials, such as silicon wafers, gases and chemicals, and photoresistors, on a timely basis. Shortages in the supply of some materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. Our revenue and earnings could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
       If the Ministry of Economic Affairs uses a substantial portion of our production capacity, we will not be able to service our other customers.
       According to our agreement with the Industrial Technology Research Institute of Taiwan, or ITRI, the Ministry of Economic Affairs of the ROC, or an entity designated by the Ministry of Economic Affairs, has an option to purchase up to 35% of our capacity. Although the Ministry of Economic Affairs has never exercised this option, if this option is exercised to any significant degree during tight market conditions, we may not be able to provide services to all of our other customers unless we are able to increase our capacity accordingly or outsource such increased demand and in a timely manner.
       Any inability to obtain, preserve and defend our intellectual property rights could harm our competitive position.
       Our ability to compete successfully and to achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure on commercially reasonable terms certain technologies that we do not already own or license. In this regard, we are the beneficiary of both technology licenses and a significant number of patent cross license agreements that provide us with technologies or patent protection, as the case may be, that may be material to our business.
       We cannot ensure that we will be able to develop independently, or secure from any third party, all of the technologies required for upgrading our production capabilities.
       Litigation may also be necessary to enforce or defend our manufacturing processes, patents or other intellectual property rights. We have no means of knowing what patent applications have been filed in Taiwan, the United States or other jurisdictions until they are published or granted. Because of the complexity of the technologies used and the multitude of patents, copyrights and other overlapping intellectual property rights, it is often difficult for semiconductor companies to determine infringement. Therefore, the semiconductor industry is characterized by frequent litigation regarding patent, trade secret and other intellectual property rights. We have received, from time-to-time, communications from third parties asserting that our technologies, manufacturing processes, the design of the integrated circuits made by us or the use by our customers of semiconductors made by us may infringe their patents or other intellectual property rights. And, because of the nature of the industry, we may continue to receive such communications in the future. In some instances, these disputes have resulted in litigation. In the event any third party were to assert infringement claims against us or our customers, we may have to consider alternatives including, but not limited to:

•	negotiating cross-license agreements using the strength of our patent portfolio to try to offset any financial costs;

•	seeking to acquire licenses to the allegedly infringed patents, which may not be available on commercially reasonable terms, if at all;

•	discontinuing using certain process technologies, which could cause us to stop manufacturing certain semiconductor products or applying particular technologies if we were unable to design around the allegedly infringed patents; or

•	fighting the matter in court and paying substantial monetary judgments in the event we were to lose.
       Any one or several of these and other developments could place substantial financial and administrative burdens on us and hinder our business. If we fail to obtain certain licenses and if litigation relating to alleged patent infringement or other intellectual property matters occur, it could prevent us from manufacturing particular products or applying particular technologies, which could reduce our opportunities to generate revenues. See “Item 8. Financial Information — Legal Proceedings” included in our Form 20-F for the year ended December 31, 2004, which is incorporated by reference in this prospectus, for a further discussion.
       We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.
       We use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire which cannot be completely eliminated. Although we maintain comprehensive fire and casualty insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it could reduce our manufacturing capacity and may cause us to lose important customers.
       Any impairment charges required under US GAAP may have a material adverse effect on our net income on a US GAAP reconciled basis.
       Under US GAAP, we are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. Please see note 27.c. to our consolidated financial statements included in our Form 20-F for the year ended December 31, 2004, which is incorporated by reference in this prospectus, for a discussion of the criteria which, if met, may require impairment charges.
       We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required under US GAAP may have a material adverse effect on our net income for subsequent periods on a US GAAP reconciled basis.
       The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” included in our Form 20-F for the year ended December 31, 2004, which is incorporated by reference in this prospectus, for a discussion of our estimates made for determining an impairment charge.

       Any significant decrease in sales to one or more of our major customers may decrease our net sales and net income.
       In 2003 and 2004, our ten largest customers have accounted for 54% and 49%, respectively, of our net sales. In particular, our largest customer in 2003, NVIDIA Corporation, accounted for approximately 15% of our net sales in 2003. In 2004, no customer accounted for 10% or more of our net sales, and our five largest customers accounted for 32% of our net sales. The fact that a relatively limited number of customers constitute a significant portion of our revenue may remain as a business characteristic inherent to our extensive presence in the dedicated foundry segment of the semiconductor market. Also, we are the sole foundry service provider for certain of our customers. We cannot assure you that there will be no loss or cancellation of business from any of our major customers, in the future. Loss or cancellation of business from our most significant customers, should there be any, could significantly reduce our net sales and net income.
Risks Relating to the ROC
       Relations between the Republic of China and the People’s Republic of China (“PRC”) could negatively affect our business and financial status and therefore the market value of your investment.
       Taiwan has a unique international political status. The PRC does not recognize the sovereignty of the ROC. Although significant economic and cultural relations have been established during recent years between Taiwan and the PRC, relations have often been strained. The government of the PRC has threatened to use military force to gain control over Taiwan in limited circumstances. In particular, on March 14, 2005, the PRC adopted an anti-secession law which, among other things, includes such a threat. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese companies, including our own.
       Our principal executive officers and our principal production facilities are located in Taiwan and a substantial majority of our net revenues are derived from our operations in Taiwan. Therefore, factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our results of operations, as well as the market price and the liquidity of our ADSs and common shares.
       Our production may be interrupted if we do not have access to sufficient amounts of fresh water or a sufficient supply of electricity.
       The semiconductor manufacturing process uses extensive amounts of fresh water and electricity. Due to the growth in semiconductor manufacturing capacity in Hsinchu Science Park and Southern Taiwan Science Park, the requirements for fresh water and power in these industrial parks have grown substantially. Taiwan experiences droughts from time to time, and in 2002 and 2003, Taiwan experienced serious droughts. In addition, we have sometimes suffered power outages caused by our major electricity supplier, the Taiwan Power Company, or other power consumers on the same power supply line, which have caused interruptions in our production schedule. For example, on April 10, 2004, a power outage caused by a circuit trip of a high voltage underground cable line of Taiwan Power Company affected our fabs in Hsinchu Science Park. Material power outages or water insufficiencies could disrupt the normal operation of our business and have an adverse effect on our financial condition and results of operations.
       We are vulnerable to natural disasters which could severely disrupt the normal operation of our business and adversely affect our earnings.
       Most of our production facilities, as well as many of our suppliers and customers and upstream providers of complementary semiconductor manufacturing services, are located in Taiwan. Taiwan is susceptible to earthquakes and typhoons. On September 21, 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. This earthquake caused damage to production facilities and adversely affected the operations of many companies in the semiconductor and other industries, including our own. Although we maintain comprehensive natural perils insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. A major earthquake or natural disaster in Taiwan could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.
       Fluctuations in exchange rates could result in foreign exchange losses.
       Over half of our capital expenditures and manufacturing costs are denominated in currencies other than NT dollars, primarily U.S. dollars, Japanese yen and Euros. A larger portion of our sales are denominated in U.S. dollars and currencies other than NT dollars. Therefore, any significant fluctuation to our disadvantage in such exchange rate may have an adverse effect on our financial condition. In addition, fluctuations in the exchange rate between the U.S. dollar and the NT dollar will affect the U.S. dollar value of our common shares and the market price of the ADSs and of any cash dividends paid in NT dollars on our common shares represented by ADSs.
       Any future outbreak of new or unusual diseases may materially affect our operations and business.
       Any outbreak of a contagious disease such as severe acute respiratory syndrome for which there is no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and may affect the operations at one or more of our facilities. We cannot predict at this time the impact any future outbreak could have on our financial condition and results of operations. In particular, we cannot assure you that our business or prospects would not be materially and adversely affected.
Risks Relating to ownership of ADSs
       Your voting rights as a holder of ADSs will be limited.
       Holders of American Depositary Receipts (ADRs) evidencing ADSs may exercise voting rights with respect to the common shares represented by these ADSs only in accordance with the provisions of our ADS deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary bank will, as soon as practicable thereafter, mail to the holders (i) the notice of the meeting sent by us, (ii) voting instruction forms and (iii) a statement as to the manner in which instructions may be given by the holders.
       ADS holders will not generally be able to exercise the voting rights attaching to the deposited securities on an individual basis. According to the ROC Company Law, the voting rights attaching to the deposited securities must be exercised as to all matters subject to a vote of shareholders collectively in the same manner, except in the case of an election of directors and supervisors. Election of directors and supervisors is by means of cumulative voting. See “Description of American Depositary Shares” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights.
       You may not be able to participate in rights offerings and may experience dilution of your holdings.
       We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under our ADS deposit agreement, the depositary bank will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the United States Securities Act of 1933, as amended, or the Securities Act, with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. Although we may be eligible to take advantage of certain exemptions for rights offerings by certain foreign companies, we can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to have such a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
       If the depositary bank is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
       The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.
       Except for the sale of ADSs by the selling shareholders, the selling shareholders have agreed, during the period beginning from the date of this prospectus to and including December 31, 2006 with respect to Philips and The Development Fund and 90 days after the date of this prospectus with respect to Messrs. Morris Chang, F.C. Tseng, Stephen T. Tso, J.B. Chen, M.C. Tzeng and Richard Thurston, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a registration statement or similar document relating to, any common shares or depositary shares representing our common shares, or any securities that are substantially similar to common shares or ADSs representing our common shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, any of these securities or any substantially similar securities, without the prior written consent of Goldman Sachs International and J.P. Morgan Securities Ltd. We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, issue any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or have already adopted or any common shares to be issued as an annual dividend to shareholders or annual bonus to employees which is approved by our shareholders), without the prior written consent of Goldman Sachs International and J.P. Morgan Securities Ltd. Although we have no current plans to make such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares. The representatives of the underwriters may, in its discretion, waive or terminate these restrictions. See “Common Shares Eligible for Future Sale” in this prospectus for a more detailed discussion of restrictions that may apply to future sales of our ADSs or common shares by us and our affiliates.
       One or more of our existing shareholders may, from time to time, dispose of significant numbers of common shares or ADSs. One of our two largest shareholders, Philips, which currently owns 18.98% of our outstanding common shares, sold an aggregate of 100,000,000 ADSs in November 2003 and is offering in this prospectus to sell an aggregate of                 ADSs. Since October 1997, Philips has sold a total of 124,000,000 ADSs (without adjustment for subsequent dividend distributions) in two transactions. In October 2003, Philips announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005. Therefore, further sales, which may be sales similar to the present sale, by Philips of our common shares or ADSs may occur in the coming years after the expiration of the above lock-up period. Moreover, the Development Fund, which as of March 31, 2005 owned approximately 7.38% of our outstanding common shares, has sold a total of 187,532,800 ADSs (without adjustments for subsequent stock dividends) in several transactions since 1997 and is offering in this prospectus to sell an aggregate of                 ADSs.
       In addition, we have in place a conversion sale program that allows some of our shareholders to sell their common shares in ADS form to a specified financial intermediary during a 30-day period not more than once every three months. Since the establishment of the program in 1999, a total of 42,076,000 ADSs (without adjustments for subsequent stock dividends) were sold in several transactions under the program. We cannot predict the effect, if any, that future sales of ADSs or common shares, or the availability of ADSs or common shares for future sale, will have on the market price of ADSs or common shares prevailing from time to time. Sales of substantial amounts of ADSs or common shares in the public market, or the perception that such sales may occur, could depress the prevailing market price of our ADSs or common shares and could reduce the premium, if any, that the price per ADS on the New York Stock Exchange represents over the corresponding aggregate price of the underlying five common shares on the Taiwan Stock Exchange.
       The market value of our shares may fluctuate due to the volatility of, and government intervention in, the ROC securities market.
       The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In response to past declines and volatility in the securities markets in Taiwan, and in line with similar activities by other countries in Asia, the government of the ROC formed the Stabilization Fund, which has purchased and may from time to time purchase shares of Taiwan companies to support these markets. In addition, other funds associated with the ROC government have in the past purchased, and may from time to time purchase, shares of Taiwan companies on the Taiwan Stock Exchange or other markets. In the future, market activity by government entities, or the perception that such activity is taking place, may take place or has ceased, may cause fluctuations in the market prices of our ADSs and common shares.

USE OF PROCEEDS
       We will not receive any proceeds from the sale of ADSs by the selling shareholders.

WHERE YOU CAN FIND MORE INFORMATION
       As required by the United States Securities Act of 1933, we have filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the United States Securities and Exchange Commission, or the SEC. This prospectus is a part of that registration statement, which includes additional information.
       We file annual reports on Form 20-F with, and furnish periodic reports on Form 6-K to, the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from the SEC’s website at http://www.sec.gov. The SEC website contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Since November 4, 2002, we have been required to file annual reports on Form 20-F with, and submit reports on Form 6-K and other information to, the SEC through the EDGAR system.
       The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.
       This prospectus will be deemed to incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2004, filed on May 16, 2005, to the extent the information in that report has not been updated or superseded by this prospectus;

•	our report on Form 6-K, dated May 5, 2005, which contains the unaudited unconsolidated interim financial statements as of and for the three months ended March 31, 2004 and 2005, excluding the report by our independent public accountants contained therein. These unaudited unconsolidated financial statements are prepared in accordance with ROC GAAP and are not indicative of our consolidated financial position or results of operations;

•	any amendment to our annual report on Form 20-F for the year ended December 31, 2004, and any annual report on Form 20-F or amendment thereto filed subsequent to the date hereof and prior to the termination of this offering; and

•	any report on Form 6-K submitted by us to the SEC prior to the termination of this offering and identified by us as being incorporated by reference into this prospectus.
       You may request a copy of these filings, at no cost, by writing or telephoning us at No.8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Attention: Wendell Huang or Diane Kao, telephone number: (886-3) 666-5920 or (886-3) 666-5923.
       We will furnish to Citibank, N.A., as depositary of the ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We also will furnish the depositary with all notices of shareholders’ meetings and other reports and communications that we make available to our shareholders (or English language translations thereof, if necessary). The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
       You should rely only on the information that we incorporate by reference or provide in this document. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document.

MARKET PRICE INFORMATION FOR OUR ADSS AND COMMON SHARES
       The principal trading market for our common shares is the Taiwan Stock Exchange. The common shares have been listed on the Taiwan Stock Exchange under the symbol “2330” since September 5, 1994, and the ADSs have been listed on The New York Stock Exchange under the symbol “TSM” since October 8, 1997. The outstanding ADSs are identified by the CUSIP number 874039100. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low closing prices and the average daily volume of trading activity on The New York Stock Exchange for the common shares represented by ADSs.

	Taiwan Stock Exchange			New York Stock Exchange(1)

	Closing price
	per common		Average daily	Closing price		Average daily
	share(2)		Trading volume	per ADS(2)		Trading volume
			(in thousands			(in thousands
	High	Low	of shares)(2)	High	Low	of ADSs)(2)

	(NT$)	(NT$)		(US$)	(US$)
2000	85.87	37.64	68,484	26.91	8.34	3,569
2001	62.54	30.99	59,828	13.41	6.22	6,049
2002	68.51	27.52	65,261	14.58	4.14	7,726
2003	59.69	31.07	55,941	10.79	4.95	8,763
First Quarter	39.03	31.07	63,260	6.62	4.95	6,785
Second Quarter	45.60	32.62	67,732	8.24	5.33	8,894
Third Quarter	59.69	45.22	51,050	10.79	7.88	9,837
Fourth Quarter	59.27	49.67	43,098	10.00	7.89	9,445
2004	57.18	38.95	55,521	9.71	6.32	7,413
First Quarter	57.18	45.91	60,794	9.71	7.76	8,403
Second Quarter	53.43	40.76	58,796	9.39	6.90	8,045
Third Quarter	46.29	38.95	48,005	7.57	6.32	6,711
Fourth Quarter	48.10	39.90	55,112	8.35	6.56	6,533
2005
First Quarter	52.38	44.57	48,413	8.98	7.31	6,804
Second Quarter	57.20	47.24	45,422	9.43	7.69	6,163
January	49.52	44.57	46,903	8.33	7.31	7,419
February	52.38	50.00	65,337	8.98	8.31	6,523
March	51.71	47.90	39,491	8.77	7.86	6,487
April	50.48	47.24	39,326	8.22	7.69	5,803
May	54.19	49.81	45,495	8.86	8.24	5,826
June	57.20	53.24	50,894	9.43	8.86	6,828
July (through July 1, 2005)	55.70	55.70	18,855	9.18	9.18	4,322

(1)	Trading in ADSs commenced on October 8, 1997 on the New York Stock Exchange. Each ADS represents the right to receive five common shares.

(2)	As adjusted for a 28% stock dividend in July 2000, a 40% stock dividend in July 2001, a 10% stock dividend in July 2002, a 8% stock dividend in July 2003, a 14.1% stock dividend in July 2004 and a stock dividend of approximately 4.99971 common shares per 100 common shares in respect of net income in the year ended December 31, 2004 to be paid on or about July 7, 2005 to holders of common shares and on or about July 12, 2005 to holders of ADSs.
       The ADSs offered in this offering will be fully fungible with, will be identified by the same CUSIP number and will be eligible for trading under the same New York Stock Exchange trading symbol as, the existing ADSs.
       As of March 31, 2005, a total of 23,252,863,457 common shares were outstanding, including 3,341,753,899 common shares represented by ADSs.

CAPITALIZATION
       The following table sets forth our unaudited consolidated capitalization as of March 31, 2005. You should read this table together with our audited consolidated financial statements contained in our Form 20-F for the year ended December 31, 2004, which is incorporated by reference herein. The as adjusted information adjusts the actual information for the appropriation from the earnings of 2004 approved by our shareholders as of May 10, 2005, including the stock dividend of approximately 4.99971 common shares per 100 common shares, representing 1,162,602,422 common shares, cash dividend of NT$1.9998 per common share, employee bonus and remuneration to directors and supervisors.
       We do not have any unguaranteed and secured long-term obligations, nor do we have any guaranteed and secured long-term obligations.

	March 31, 2005

	Actual	As Adjusted

	(NT$)	(NT$)
	(unaudited)
	(in thousands)
Long-term obligations (excluding current portion of long-term obligations)
Unguaranteed and unsecured long-term debt	19,510,342	19,510,342
Guaranteed and unsecured long-term debt	1,891,800	1,891,800
Unguaranteed and unsecured other long-term payable	10,439,645	10,439,645
Total long-term obligations	31,841,787	31,841,787
Shareholder’s equity
Common shares, NT$10 par value	232,528,635	247,240,874
Capital surplus	56,574,377	56,574,377
Retained earnings	130,548,413	66,014,396
Cumulative translation adjustments	(2,725,918)	(2,725,918)
Treasury stock	(1,572,027)	(1,572,027)
Minority interest in subsidiaries	733,891	733,891
Total shareholders’ equity	416,087,371	366,265,593
Total capitalization	447,929,158	398,107,380

MAJOR SHAREHOLDERS
       The following table sets forth certain information as of March 31, 2005 with respect to our common shares owned by (i) each person who, according to our records, beneficially owned five percent or more of our common shares and by (ii) all directors, supervisors and executive officers as a group.

		Percentage of
		Total
	Number of	Outstanding
	Common Shares	Common
Names of Shareholders	Owned(1)	Shares(1)

Philips(2)	4,413,013,612	18.98%
Development Fund(3)	1,716,683,170	7.38%
Capital Research and Management Company(4)	1,542,830,520	6.6%
Directors, supervisors and executive officers as a group (5)	255,675,273	1.10%

(1)	Excludes stock dividends of approximately 4.99971 common shares per 100 common shares in respect of net income in the year ended December 31, 2004 to be paid on or about July 7, 2005 to holders of common shares and on or about July 12, 2005 to holders of ADSs.

(2)	Includes 2,576,997,318 common shares held by Koninklijke Philips Electronics N.V. and 1,836,016,294 common shares held by Philips Electronics Industries (Taiwan) Ltd. See “Selling Shareholders”.

(3)	Excludes any common shares that may be owned by other funds controlled by the ROC government.

(4)	According to the Schedule 13G of Capital Research and Management Corporation (“CRMC”) filed with the Securities and Exchange Commission on February 14, 2005, CRMC beneficially owned 1,542,830,520 common shares as of December 31, 2004. According to this Schedule 13G, CRMC is an investment adviser registered under the Investment Advisers Act of 1940. We do not have further information with respect to CRMC’s ownership in us subsequent to CRMC’s Schedule 13G filed on February 14, 2005.

(5)	Excludes ownership of Philips and Development Fund.
       Of our nine directors, two are representatives of Philips and one is a representative of the Development Fund. Philips and the Development Fund could each be deemed under the U.S. securities laws to be a controlling shareholder.
       In June 2001, the Development Fund sold 14,000,000 ADSs, representing 70,000,000 common shares, in November 2001, the Development Fund sold 20,000,000 ADSs, representing 100,000,000 common shares, in February 2002, the Development Fund sold an additional 30,207,200 ADSs, representing 151,036,000 common shares, and in July 2003, the Development Fund sold an additional 86,457,200 ADSs, representing 432,286,000 common shares. In November 2000, Philips purchased from us 1,299,925,653 Preferred A shares, par value NT$10 per share, which pay a cumulative annual cash dividend at the rate of 3.5% per annum. As a result, as of November 2000, Philips’ ownership percentage of our outstanding equity securities, including the Preferred A shares, increased from 22.47% to 30.23%. On May 29, 2003, we redeemed all of our Preferred A shares. In November 2003, Philips sold 100,000,000 ADSs, representing 500,000,000 common shares. As a result of our redemption of all our Preferred A shares on May 29, 2003 and this sale in November 2003, Philips’ ownership percentage decreased to 19.09%. In October 2003, Philips announced its intention to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005.
       As of March 31, 2005, a total of 23,252,863,457 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of March 31, 2005, 3,341,753,899 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of March 31, 2005, 668,350,778 ADSs, representing 3,341,753,899 common shares, were held of record by Cede

& Co. and 264 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.
       Our major shareholders have the same voting rights as our other shareholders. For a description of the voting rights of our shareholders see “Item 10. Additional Information — Description of Common Shares — Voting Rights” in our annual report on Form 20-F for the year ended December 31, 2004, incorporated by reference in this prospectus.
       We are not aware of any arrangement that may at a subsequent date result in a change of control of us.

SELLING SHAREHOLDERS
       All of the ADSs being offered in this offering are being offered by the selling shareholders listed below. As of March 31, 2005, the selling shareholders held an aggregate of 6,317,175,121 of our common shares, representing 27.17% of the total common shares outstanding. Following this offering and without giving effect to the stock dividend of approximately 4.99971 common shares per 100 common shares, representing 1,162,602,422 common shares, in respect of net income earned in the year ended December 31, 2004, the selling shareholders will own an aggregate of               of our common shares, representing   % of the total common shares outstanding. The table below sets forth the beneficial ownership of our common shares by each of the selling shareholders prior to this offering and after giving effect to the sale of all of the ADSs offered in this offering.

				After this offering		After this offering
				(assuming the		(assuming the
				underwriters do not		underwriters fully
				exercise their option to		exercise their option to
		Before this offering		purchase additional		purchase additional
		(as of March 31, 2005)(1)		ADSs)(1)		ADSs)(1)

			Percentage		Percentage		Percentage
			of total		of total		of total
		Number of	outstanding	Number of	outstanding	Number of	outstanding
		common	common	common	common	common	common
Name	Status/Position	shares	shares	shares	shares	shares	shares

Philips(2)	Founding Shareholder	4,413,013,612	18.98%		%		%
Development Fund(3)	Founding Shareholder	1,716,683,170	7.38%		%		%
Morris Chang	Chairman	122,793,152	0.53%		%		%
F.C. Tseng	Director and Vice Chairman	40,041,167	0.17%		%		%
Stephen T. Tso	Senior Vice President of Information Technology and CIO	12,003,489	0.05%		%		%
J.B. Chen	Vice President	6,391,916	0.03%		%		%
M.C. Tzeng	Vice President	4,756,521	0.02%		%		%
Richard Thurston	Vice President and General Counsel	1,492,094	0.01%		%		%

(1)	Excludes stock dividends of approximately 4.99971 common shares per 100 common shares in respect of net income in the year ended December 31, 2004 to be paid on or about July 7, 2005 to holders of common shares and on or about July 12, 2005 to holders of ADSs.

(2)	Includes 2,576,997,318 common shares held by Koninklijke Philips Electronics N.V. and 1,836,016,294 common shares held by Philips Electronics Industries (Taiwan) Ltd. After this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), includes common shares held by Koninklijke Philips Electronics N.V. and 1,836,016,294 common shares held by Philips Electronics Industries (Taiwan) Ltd. After this offering (assuming the underwriters fully exercise their option to purchase additional ADSs), includes common shares held by Koninklijke Philips Electronics N.V. and 1,836,016,294 common shares held by Philips Electronics Industries (Taiwan) Ltd.

(3)	Excludes any common shares that may be owned by other funds controlled by the ROC government.
       In October 2003, Philips announced that it intends to gradually and orderly reduce its equity interest in us and reiterated this intention in May 2005 and is offering in this prospectus to sell an aggregate of                     ADSs, representing                      common shares. Philips has also announced that it does not expect that this offering will affect the strategic relationship between the two companies and that Philips anticipates remaining among our largest shareholders for the foreseeable future.
       The Development Fund announced in January 2005 its intention to sell up to approximately 130 million of our common shares in 2005 and is offering in this prospectus to sell an aggregate of  ADSs, representing                common shares.
       The principal executive offices of Philips are located at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal executive offices of the Development Fund are located at 7th Floor, No. 49 Guanchian Road, Taipei, Taiwan, 100, ROC. The offices of Messrs. Morris Chang, F.C. Tseng, Stephen T. Tso, J.B. Chen, M.C. Tzeng and Richard Thurston are located at No. 8, Li-Hsin Road 6, Hsinchu Science Park, Taiwan, Republic of China.

FORWARD-LOOKING STATEMENTS
       This prospectus and the documents incorporated by reference in this prospectus contain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this prospectus and the documents incorporated by reference in this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.
       By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor and microelectronics industry;

•	overcapacity in the semiconductor industry;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to develop new technologies successfully and remain a technological leader;

•	our ability to maintain control over expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and maintain qualified personnel;

•	our ability to acquire required equipment and supplies necessary to meet customer demand;

•	our reliance on certain major customers;

•	the political stability of our local region; and

•	general local and global economic conditions.
       Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in mainland China, expectations as to the commencement of commercial production using 90-nanometer technology, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
       Citibank, N.A. is the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. Taipei Branch, located at B1, No. 16, Nanking E. Road, Section 4, Taipei, Taiwan, Republic of China.
       We have appointed Citibank as depositary bank pursuant to an amended and restated deposit agreement, dated April 13, 2005, entered into among us, Citibank and the holders and owners of beneficial interests in our ADSs. A copy of the form of the amended and restated deposit agreement is on file with the SEC under cover of a registration statement on Form F-6 filed with the SEC on April 4, 2005. You may obtain a copy of that registration statement that includes a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov.
       We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement. Statements printed in italics in this description are provided for your information, but are not contained in the deposit agreement.
       Each ADS represents five common shares on deposit with the custodian. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADSs but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
       If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As a holder of ADSs, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of China, which may be different from the laws in the United States.
       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”, when we refer to “you”, we assume the reader owns ADSs or will own ADSs at the relevant time.
Dividends and Distributions
       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the deposit agreement. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
       Distributions of Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by applicable laws and regulations.
       The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
       Distributions of Shares. Subject to applicable laws, whenever we declare a dividend in or make a free distribution of common shares for the securities on deposit with the custodian, the depositary bank may, and will upon our request, distribute to holders new ADSs representing the common shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. If additional ADSs are not distributed, the ADS-to-common share ratio will be modified subject to applicable ROC law, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited.
       The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new common shares so distributed.
       No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the common shares received and will distribute the proceeds of the sales as in the case of a distribution in cash.
       Distributions of Rights. Subject to applicable laws, whenever we distribute rights to purchase additional common shares, we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
       The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (including opinions to address the legality of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.
       In circumstances in which rights would not otherwise be distributed, if you request the distribution of warrants or other instruments in order to exercise the rights allocable to your ADSs, the depositary bank will make such rights available to you as allowed by applicable law upon written notice from us. Our notice to the depositary bank must indicate that:

•	we have elected in our sole discretion to permit the rights to be exercised; and

•	you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law.
       The depositary bank may sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be allocated to the account of the holders otherwise entitled to the rights. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
       Other Distributions. Subject to applicable laws, whenever we distribute property other than cash, common shares or rights in respect of the deposited securities, the depositary bank will determine whether such distribution to holders is feasible. If it is feasible to distribute such property to you, the depositary bank will distribute the property to the holders in a manner it deems practicable. If the depositary bank considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash.
       Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
Changes Affecting Common Shares
       The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, consolidation or reclassification of such common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.
       If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you in cash.
Issuance of ADSs upon Deposit of Common Shares
       Under current ROC law, no deposit of common shares may be made into the depositary facility, and no ADSs may be issued against such deposits, without specific approval by the ROC Financial Supervisory Commission, except in connection with (i) dividends on or free distributions of common shares, (ii) the exercise by holders of existing ADSs of their pre-emptive rights in connection with rights offerings or (iii) if permitted under the deposit agreement and the custodian agreement, the deposit of common shares purchased by any person directly or through the depositary bank on the Taiwan Stock Exchange or GreTai Securities Market (as applicable) or held by such person for deposit in the depositary facility; provided that the total number of ADSs outstanding after an issuance described in clause (iii) above does not exceed the number of issued ADSs previously approved by the ROC Financial Supervisory Commission (plus any ADSs created pursuant to clauses (i) and (ii) above) and subject to any adjustment in the number of common shares represented by each ADS. Under current ROC law, issuances under clause (iii) above will be permitted only to the extent that previously issued ADSs have been cancelled and the underlying shares have been withdrawn from the ADR facility. The depositary bank will refuse to accept common shares for deposit pursuant to clause (iii) unless it receives satisfactory legal opinions as described in the deposit agreement. In addition, the depositary bank may, or if so directed by us, will, refuse to accept common shares for deposit whenever we have notified the depositary bank that (i) there are outstanding common shares with rights, including rights to dividends, that are different from the common shares held by the depositary bank, (ii) we have restricted the transfer of these common shares to comply with delivery, transfer or ownership restrictions referred to in the deposit agreement or under applicable law or otherwise or (iii) we have otherwise restricted the deposit of common shares pursuant to the deposit agreement.
       The depositary bank may create ADSs on your behalf if you or your broker deposits common shares with the custodian and meets the foregoing requirements. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable fees, charges and taxes payable for the transfer of the common shares to and the issuance and delivery of the ADSs by the depositary bank or custodian.
       The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

       When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the common shares are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights;

•	you are duly authorized to deposit the common shares; and

•	the common shares are not restricted securities and your deposit of common shares is not restricted by United States federal securities laws and does not violate the deposit agreement.
       If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Withdrawal of Common Shares Upon Cancellation of ADSs
       You may withdraw and hold the common shares represented by your ADSs unless you are a citizen of the People’s Republic of China, or the PRC, or an entity organized under the laws of the PRC or request the depositary bank to sell the common shares represented by your ADSs. If you are a non-ROC person and elect to withdraw common shares and hold the withdrawn common shares, you will be required to appoint a tax guarantor as well as an agent and a custodian in the ROC.
       In addition, if you are a non-ROC person not having registered as a foreign investor and elect to withdraw and hold common shares from the depositary facility, you will be required to first register with the Taiwan Stock Exchange and then appoint a local agent to, among other things, open a general securities trading account with a local securities brokerage firm to hold or trade the withdrawn common shares. Offshore overseas Chinese and foreign individual investors are subject to a maximum investment ceiling that will be separately determined by the ROC Financial Supervisory Commission after consultation with the Central Bank of China. On the other hand, foreign institutional investors (i.e., companies incorporated and registered in accordance with foreign laws outside of the ROC) are not subject to any ceiling for investment in the ROC securities market.
       If you or someone on your behalf plans to withdraw common shares from the depositary facility, you would be the recipient of such common shares and (i) you are a related party to us (as defined in the ROC Statements of Financial Accounting Standards No. 6) or (ii) you would be the beneficial owner of 10% or more of our issued common shares previously in the depositary facility, your withdrawal will be subject to ROC governmental disclosure and reporting requirements.
       In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
       If you hold any ADSs registered in your name, the depositary bank may ask you to provide proof of citizenship, residence, tax payer status, exchange control approval, payment of taxes and other governmental charges, compliance with applicable laws and regulations and certain other documents as the depositary bank may deem appropriate before it will effect any withdrawal of the common shares represented by such ADS. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn to or for the account of any person other than the person receiving the proceeds from the sale of ADSs, such evidence may include the disclosure of:

•	your name;

•	the name and nationality (and the identity number, if such person is a ROC citizen) of any person in whose name the common shares you are withdrawing will be registered;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of the depositary facility; and

•	any other information that we or the depositary bank may deem necessary or desirable to comply with any ROC disclosure or reporting requirements.
       The depositary bank will only accept ADSs for cancellation that represent a whole number of common shares on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares the depositary bank will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash. Common shares sold in lots other than integral multiples of 1,000 may realize a lower price on the Taiwan Stock Exchange.
       You will have the right to withdraw the securities represented by your ADSs at any time subject to the requirements listed above and:

•	temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting, a payment of dividends or rights offering;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
       You may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the deposit agreement as described below and applicable ROC law. See “Risk Factors — Risks Relating to Ownership of ADSs — Your voting rights as a holder of ADSs will be limited”.
       Except as described below, you will not be able to exercise the voting rights attaching to the common shares represented by your ADSs on an individual basis. According to the ROC Company Law, a shareholder’s voting rights attached to shareholdings in an ROC company must, as to all matters subject to a vote of shareholders (other than the election of directors and supervisors, if such election is done by means of cumulative voting), be exercised as to all shares held by such shareholder in the same manner. Accordingly, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the depositary bank or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors and supervisors, if such election is done by means of cumulative voting. Directors and supervisors are elected by cumulative voting unless our articles of incorporation stipulate otherwise.
       In the deposit agreement, you will appoint the depositary bank as your representative to exercise the voting rights with respect to the common shares represented by your ADSs.

       We will provide the depositary bank with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including an indication of the number of directors or supervisors to be elected if an election of directors or supervisors is to be held at the meeting. The depositary bank has agreed to request and we will, therefore, also provide a list of the candidates who have expressed their intention to run for an election of directors or supervisors. The depositary bank will mail these materials, together with a voting instruction form to holders as soon as practicable after the depositary bank receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the depositary bank the voting instruction form by a date specified by the depositary bank. Additional or different candidates may be nominated at the meeting of the shareholders than those proposed in the list provided by us and after the depositary bank has mailed the voting instruction form to you. If such change were to occur, the depositary bank may calculate your votes according to procedures not inconsistent with the provisions of the deposit agreement, but shall not exercise any discretion regarding your voting rights, and if the depositary bank elects to develop such procedures, it has agreed to do so in a manner so as to give effect, to the extent practicable, to the instructions received from the holders.
       Subject to the provisions described in the second succeeding paragraph, which will apply to the election of directors and supervisors done by means of cumulative voting, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the depositary bank to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors or supervisors), the depositary bank will notify the instructions to the chairman of our board of directors or a person he may designate. The depositary bank will appoint the chairman or his designated person to serve as the voting representative of the depositary bank or its nominee and the holders. The voting representative will attend such meeting and vote all the common shares represented by ADSs to be voted in the manner so instructed by such holders in relation to such resolution or resolutions.
       If, for any reason, the depositary bank has not by the date specified by it received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors or supervisors done by means of cumulative voting), then the holders will be deemed to have instructed the depositary bank or its nominee to authorize and appoint the voting representative as the representative of the depositary bank and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the depositary bank or its nominee will not give any such authorization and appointment unless it has received an opinion of ROC counsel addressed to the depositary bank and in form and substance satisfactory to the depositary bank, at its sole expense, to the effect that, under ROC law (i) the deposit agreement is valid, binding and enforceable against us and the holders and (ii) the depositary bank will not be deemed to be authorized to exercise any discretion when voting in accordance with the deposit agreement and will not be subject to any potential liability for losses arising from such voting. We and the depositary bank will take such actions, including amendment of the provisions of the deposit agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable ROC law.
       The depositary bank will notify the voting representative of the instructions for the election of directors and supervisors received from holders and appoint the voting representative as the representative of the depositary bank and the owners to attend such meeting and vote the common shares represented by ADSs as to which the depositary bank has received instructions from holders for the election of directors and supervisors, subject to any restrictions imposed by ROC law and our articles of incorporation. Holders who by the date specified by the depositary bank have not delivered instructions to the depositary bank will be deemed to have instructed the depositary bank to authorize and appoint the voting representative as the representative of the depositary bank or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the depositary bank has not received instructions from the holders for the election of directors and supervisors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.
       By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the deposit agreement, as such provisions may be amended from time to time to comply with applicable ROC law.
       There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the depositary bank for receipt of instructions to enable you to give voting instructions before the cutoff date.
Fees and Charges
       As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs upon deposit of Eligible Securities	Up to 5¢ per ADS issued
Delivery of deposited securities, property and cash upon surrender of ADSs	Up to 5¢ per ADS surrendered
Distribution of ADSs pursuant to exercise of rights or other free distribution of stock (excluding stock dividends)	Up to 5¢ per ADS issued
Distribution of cash upon sale of rights and other entitlements	Up to 2¢ per ADS held
       As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges, such as:

•	Fees for the transfer, custody and registration of common shares (i.e., upon deposit, transfer and withdrawal of common shares);

•	Expenses incurred for converting foreign currency into U.S. dollars and in compliance with exchange control regulations;

•	Expenses for cable, telex and fax transmissions and for delivery of securities; and

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).
       We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary bank. Any change will apply to you 30 days after the depositary bank provides notice of such changes.
Amendments and Termination
       We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

       You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except to comply with applicable law).
       We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 60 days before termination.
       Upon termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those common shares on the same terms as prior to the termination. During this six-month period, the depositary bank will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

•	after the expiration of the six-month period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of the Depositary Bank
       The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours, but solely for the purpose of communicating with other holders in the interest of our business or matters relating to the ADSs and the deposit agreement.
       The depositary bank will maintain in The City of New York facilities to record and process the execution and delivery, registration, registration of transfers and surrender of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
       The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence and in good faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability to monitor or enforce our obligations under the deposit agreement, including our obligation to replace the certificate of payment in respect of common shares.

•	We and the depositary bank will not be obligated to perform any act that is not set forth in the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to that holder.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions
       The depositary bank may, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions”. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions. We have been advised by the depositary that under its current policy it does not permit any pre-release transactions in respect of our ADSs.
Taxes
       You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.
       The depositary bank may refuse to transfer ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. You may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations.
       Although in certain circumstances ROC income tax imposed on certain stock dividends distributed by us may be deferred until the sale or other disposition of such stock dividends, the depositary bank will elect to waive the deferral of income tax on such stock dividends.
Foreign Currency Conversion
       Subject to ROC law, the depositary bank may arrange for the conversion of all foreign currency received into U.S. dollars only if such conversion is reasonably practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may be required to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

       If the conversion of foreign currency is not reasonably practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency and distribute the U.S. dollars to the holders for whom the conversion and distribution is permissible;

•	distribute the foreign currency to holders entitled to the distribution; or

•	hold the foreign currency (without liability for interest) for the applicable holders.
The Custodian
       The depositary bank has agreed with the custodian that the custodian will receive and hold the deposited securities for the account of the depositary bank in accordance with the deposit agreement. If the custodian resigns or is discharged from its duties under the deposit agreement, the depositary bank will promptly appoint a successor custodian that is organized under the laws of the ROC. The resigning or discharged custodian will deliver the deposited securities and related records to the custodian designated by the depositary bank. The depositary bank may also appoint an additional custodian for any deposited securities. The depositary bank will give you written notice of any such changes. If the depositary bank resigns or is discharged from its duties under the deposit agreement, the custodian will, unless otherwise instructed by the depositary bank, continue to act as custodian and will be subject to the direction of the successor depositary bank.
Governing Law
       The deposit agreement is governed by the laws of the State of New York. With respect to the authorization of the deposit agreement by us, such authorization shall be governed by the laws of the ROC. We and the depositary bank have agreed that the federal or state courts in the City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We have also submitted to the jurisdiction of such courts for such purpose only and have appointed an agent for service of process in the City of New York.

COMMON SHARES ELIGIBLE FOR FUTURE SALE
       Upon completion of this offering, the               ADSs sold in this offering will be freely tradeable within the United States without restriction or further registration under the Securities Act by persons other than us or our “affiliates,” as such term is defined in Rule 144 under the Securities Act.
       The selling shareholders have agreed, during the period beginning from the date of this prospectus to and including December 31, 2006 with respect to Philips and The Development Fund and 90 days after the date of this prospectus with respect to Messrs. Morris Chang, F.C. Tseng, Stephen T. Tso, J.B. Chen, M.C. Tzeng and Richard Thurston, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a registration statement or similar document relating to, any common shares or depositary shares representing our common shares, or any securities that are substantially similar to common shares or ADSs representing our common shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, any of these securities or any substantially similar securities, without the prior written consent of Goldman Sachs International and J.P. Morgan Securities Ltd. These restrictions do not apply to the               ADSs and the common shares represented thereby being offered in connection with this offering and up to                 ADSs and the common shares represented thereby that may be purchased by the underwriters pursuant to their overallotment option.
       We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, issue any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or have already adopted or any common shares to be issued as an annual dividend to our shareholders or annual bonus to employees which is approved by our shareholders), without the prior written consent of Goldman Sachs International and J.P. Morgan Securities Ltd. Although we have no current plans to make such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares.
       Additional common shares may be sold in ADS form as part of our conversion sale program, which was adopted in May 1999 and which may be amended from time to time. The purpose of this program is to enable sales of common shares in ADS form by certain of our long-term common shareholders in a gradual and coordinated fashion. Any of our shareholders, excluding our affiliates, who are holding at least 0.02% of our outstanding common shares as of the relevant announcement date and have held such shares for at least one year as of that date are eligible to file an application to sell shares under this program. Based on the 23,252,863,457 common shares outstanding as of March 31, 2005, 0.02% represents 4,650,573 common shares. The maximum amount that will be approved for participation in the program during any three-month period will be 0.5% of our outstanding shares, which, based on the 23,252,863,457 common shares outstanding as of March 31, 2005, is 116,264,318 shares. We do not recommend or promote the sale of our shares by our shareholders. Each transaction under the conversion sale program is subject to the approval by our board of directors, the approvals by certain ROC and US regulatory authorities and stock exchanges and market conditions. Eligible selling shareholders who have submitted a written application to participate in the program, whether or not required regulatory approvals are granted or whether or not any sales are made, must pay, on a pro rata basis, all fees and expenses incurred by us, the administrative agent, advisors and trade facilitator in connection with the program. We have advised the underwriters that we will not effect conversions or exchanges of common shares into ADSs for 90 days after the date of this prospectus; provided, however, that we may, during such 90-day period, commence preparatory work, including making public announcements, engaging in the application process and other activities prior to any actual sale of ADSs, pursuant to the conversion sale program.
       Other than as discussed above or under “Selling Shareholders”, we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares.

FOREIGN INVESTMENT IN THE ROC
       Historically, foreign investment in the ROC securities market has been restricted. Since 1983, the ROC government has periodically enacted legislation and adopted regulations to permit foreign investment in the ROC securities market.
       On September 30, 2003, the Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the ROC Financial Supervisory Commission abolished the mechanism of the so-called “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.
       Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up and recognized within the ROC (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors are subject to a maximum investment ceiling that will be separately determined by the ROC Financial Supervisory Commission after consultation with the Central Bank of China. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the ROC securities market.
       Except for certain specified industries, such as telecommunications, investments in ROC-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of China and the Taiwan Stock Exchange a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the ROC under these guidelines may be remitted out of the ROC at any time after the date the capital is remitted to the ROC. Capital gains and income on investments may be remitted out of the ROC at any time.
       Foreign investors (other than foreign investors who have registered with the Taiwan Stock Exchange for making investments in the ROC securities market) who wish to make direct investments in the shares of ROC companies are required to submit a foreign investment approval application to the Investment Commission of the ROC Ministry of Economic Affairs or other applicable government authority. The Investment Commission or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of China and the ROC Financial Supervisory Commission).
       Under current ROC law, any non-ROC person possessing a foreign investment approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividends attributable to this investment, investment capital and capital gains attributable to this investment may be repatriated by the non-ROC person possessing a foreign investment approval after approvals of the Investment Commission or other government authorities have been obtained.
       In addition to the general restriction against direct investment by non-ROC persons in securities of ROC companies, non-ROC persons (except in certain limited cases) are currently prohibited from investing in certain industries in the ROC pursuant to a “negative list”, as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that non-ROC persons (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority that is responsible for enforcing the relevant legislation that the negative list is intended to implement.

       Depositary Receipts. In April 1992, the ROC Financial Supervisory Commission enacted regulations permitting ROC companies with securities listed on the Taiwan Stock Exchange, with the prior approval of the ROC Financial Supervisory Commission, to sponsor the issuance and sale to foreign investors of depositary receipts. Depositary receipts represent deposited shares of ROC companies. In December 1994, the ROC Financial Supervisory Commission allowed companies whose shares are traded on the ROC GreTai Securities Market or listed on the Taiwan Stock Exchange, upon approval of the ROC Financial Supervisory Commission, to sponsor the issuance and sale of depositary receipts.
       A holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC) may request the depositary to either cause the underlying shares to be sold in the ROC and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement (for depositary receipts representing previously existing shares, immediately after the issuance of the depositary receipts; and for depositary receipts representing new shares, in practice four to seven business days after the issuance of the depositary receipts) and transfer the shares to the holder.
       We, or the foreign depositary bank, may not increase the number of depositary receipts by depositing shares in a depositary receipt facility or issuing additional depositary receipts against these deposits without specific ROC Financial Supervisory Commission approval, except in limited circumstances. These circumstances include issuances of additional depositary receipts in connection with:

•	dividends on or free distributions of shares;

•	the exercise by holders of existing depositary receipts of their pre-emptive rights in connection with capital increases for cash; or

•	if permitted under the deposit agreement and custody agreement, the deposit of common shares purchased by any person directly or through a depositary bank on the Taiwan Stock Exchange or the GreTai Securities Market (as applicable) or held by such person for deposit in the depositary receipt facility.
       However, the total number of deposited shares outstanding after an issuance under the circumstances described in the third clause above may not exceed the number of deposited shares previously approved by the ROC Financial Supervisory Commission plus any depositary receipts created under the circumstances described in the first two clauses above. Issuances of additional depositary receipts under the circumstances described in the third clause above will be permitted to the extent that previously issued depositary receipts have been canceled and the underlying shares have been withdrawn from the depositary receipt facility
       Under current ROC law, a non-ROC holder of ADSs who withdraws and holds the underlying shares must register with the Taiwan Stock Exchange and appoint an eligible local agent to:

•	open a securities trading account with a local securities brokerage firm;

•	remit funds; and

•	exercise rights on securities and perform other matters as may be designated by the holder.
       Under existing ROC laws and regulations, without this account, holders of ADSs that withdraw and hold the common shares represented by the ADSs would not be able to hold or subsequently transfer the common shares, whether on the Taiwan Stock Exchange or otherwise. In addition, a withdrawing non-ROC holder must appoint a local bank to act as custodian for handling confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting of information.
       Holders of ADSs who are non-ROC persons withdrawing common shares represented by ADSs are required under current ROC law and regulations to appoint an agent in the ROC for filing tax returns and making tax payments. This agent, a “tax guarantor”, must meet certain qualifications set by the ROC Ministry of Finance and, upon appointment, becomes a guarantor of the withdrawing holder’s ROC tax payment obligations. In addition, under current ROC law, repatriation of profits by a non-ROC withdrawing holder is subject to the submission of evidence of the appointment of a tax guarantor to, and approval thereof by, the tax authority, or submission of tax clearance certificates or submission of evidencing documents issued by such agent (so long as the capital gains from securities transactions are exempt from ROC income tax). As required by the Central Bank of China, if repatriation by a holder is based on a tax clearance certificate, the aggregate amount of the cash dividends or interest on bank deposits converted into foreign currencies to be repatriated by the holder shall not exceed the amount of:

•	the net payment indicated on the withholding tax voucher issued by the tax authority;

•	the net investment gains as indicated on the holder’s certificate of tax payment; or

•	the aggregate transfer price as indicated on the income tax return for transfer of tax-deferred dividend shares, whichever is applicable.
       Under existing ROC laws and regulations relating to foreign exchange control, a depositary may, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including US dollars, in respect of the following: proceeds of the sale of shares represented by depositary receipts, proceeds of the sale of shares received as stock dividends and deposited into the depositary receipt facility and any cash dividends or cash distributions received. In addition, a depositary, also without any of these approvals, may convert inward remittances of payments into NT dollars for purchases of underlying shares for deposit into the depositary receipt facility against the creation of additional depositary receipts. A depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into other currencies relating to the sale of subscription rights for new shares. Proceeds from the sale of any underlying shares by holders of depositary receipts withdrawn from the depositary receipt facility may be converted into other currencies without obtaining Central Bank of China approval. Proceeds from the sale of the underlying shares withdrawn from the depositary receipt facility may be used for reinvestment in the Taiwan Stock Exchange or the GreTai Securities Market, subject to registering with the Taiwan Stock Exchange.
       Direct Share Offerings. The ROC government has amended regulations to permit ROC companies listed on the Taiwan Stock Exchange or GreTai Securities Market to issue shares directly (not through depositary receipt facility) overseas.
       Overseas Corporate Bonds. Since 1989, the ROC Financial Supervisory Commission has approved a series of overseas bonds issued by ROC companies listed on the Taiwan Stock Exchange or the GreTai Securities Market in offerings outside the ROC. Under current ROC law, these overseas corporate bonds can be:

•	converted by bondholders, other than citizens of the PRC and entities organized under the laws of the PRC, into shares of ROC companies; or

•	subject to ROC Financial Supervisory Commission approval, converted into depositary receipts issued by the same ROC company or by the issuing company of the exchange shares, in the case of exchangeable bonds.
       The relevant regulations also permit public issuing companies to issue corporate debt in offerings outside the ROC. Proceeds from the sale of the shares converted from overseas convertible bonds may be used for reinvestment in securities listed on the Taiwan Stock Exchange or traded on the GreTai Securities Market, subject to registering with the Taiwan Stock Exchange.

Exchange Controls in the ROC
       The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle such business by the ROC Financial Supervisory Commission and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.
       Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent), respectively, in each calendar year. Furthermore, any remittance of foreign currency into the ROC by a ROC company or resident individual in a year will be offset by the amount remitted out of ROC by such company or individual (as applicable) within its annual quota and will not use up its annual inward remittance quota to the extent of such offset. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium-and long-term foreign debt with the Central Bank of China.
       In addition, foreign persons may, subject to certain requirements, but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including US dollars, in respect of the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION
ROC Taxation
       The following is a general summary of the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies only to a holder that is:

•	an individual who is not an ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

•	a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.
       Holders of ADSs are urged to consult their own tax advisors as to the particular ROC tax consequences of owning the ADSs which may affect them.
       Dividends. Dividends declared by us out of our retained earnings and distributed to the holders are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit of up to 10% of the gross amount of any dividends declared out of those earnings that would reduce the 20% ROC tax imposed on those distributions.
       Distribution of common shares declared by us out of our capital reserves is not subject to ROC withholding tax.
       Capital Gains. Under ROC law, capital gains on transactions in the common shares are currently exempt from income tax. In addition, transfers of ADSs are not regarded as a sale of an ROC security and, as a result, any gains on such transactions are not subject to ROC income tax.
       Subscription Rights. Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights that are not evidenced by securities are subject to capital gains tax at the rate of:

•	35% of the gains realized if you are a natural person; or

•	25% of the gains realized if you are an entity that is not a natural person.
       Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.
       Securities Transaction Tax. A securities transaction tax, at the rate of 0.3% of the sales proceeds, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.
       Estate and Gift Tax. ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by an individual. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose.

       Tax Treaty. The ROC does not have a double taxation treaty with the United States. On the other hand, the ROC has double taxation treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland, Gambia, The Netherlands, the United Kingdom, Senegal and Sweden which may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether the ADS holders will be considered to hold common shares for the purposes of these treaties. Accordingly, if the holders may otherwise be entitled to the benefits of the relevant income tax treaty, the holders should consult their tax advisors concerning their eligibility for the benefits with respect to the ADSs.
United States Federal Income Taxation
       This section discusses the material United States federal income tax consequences to U.S. holders (as defined below) of owning and disposing of our common shares or ADSs. It applies to you only if you acquire your common shares or ADSs in this offering and hold your common shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations;

•	life insurance companies;

•	persons liable for alternative minimum tax;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons that hold common shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar.
       This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.
       You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
       A “non-U.S. holder” is a beneficial owner of common shares or ADSs that is not a United States person for United States federal income tax purposes.
       We urge you to consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of common shares or ADSs in your particular circumstances.
            Taxation of Dividends
       U.S. Holders. Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay in respect of your common shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) including the amount of any ROC tax withheld reduced by any credit against such withholding tax on account of the 10% retained earnings tax imposed on us, is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares or ADSs will be qualified dividend income provided that, in the year that you receive the dividend, the common shares or ADSs are readily tradable on an established securities market in the United States. The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receives the dividend actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the NT Dollar payments made, determined at the spot NT Dollar/ U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares or ADSs and thereafter as capital gain.
       Subject to generally applicable limitations and restrictions, the ROC taxes withheld from dividend distributions and paid over to the ROC (reduced by any credit against such withholding tax on account of the 10% retained earnings tax) will be eligible for credit against your U.S. federal income tax liabilities. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

       Pro rata distributions of common shares by us to holders of common shares or ADSs will generally not be subject to U.S. federal income tax. Accordingly, such distributions will generally not give rise to U.S. federal income against which the ROC tax imposed on such distributions may be credited. Any such ROC tax will generally only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to general limitation income and not against passive income or financial services income (in the case of taxable years beginning before January 1, 2007) or against passive income (in the case of taxable years beginning after December 31, 2006).
       In the event that the ex-dividend date on The New York Stock Exchange or other securities exchange or market for a dividend or distribution that gives rise to ROC withholding tax is after the record date for such dividend or distribution (during which period such ADSs may trade with “due bills”), a purchaser of ADSs during the period from the record date to the ex-dividend date likely would not be entitled to a foreign tax credit for ROC taxes paid in respect of such ADSs even if (i) the purchaser receives the equivalent of such dividend or distribution on the relevant distribution date, and (ii) an amount equivalent to the applicable ROC withholding tax is withheld therefrom or otherwise charged to the account of such purchaser.
       Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of common shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty for which you are eligible as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate. You may be subject to a branch profits tax at a reduced rate if you are eligible for the benefits of an income tax treaty that provides for a reduced rate.
            Taxation of Capital Gains
       U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
       Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your common shares or ADSs unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual and are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
       If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate. You may be subject to a branch profits tax at a reduced rate if you are eligible for the benefits of an income tax treaty that provides for a reduced rate.

            Passive Foreign Investment Company Rules
       We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.
       In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our common shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.
       Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
       If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your common shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the common shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the common shares or ADSs).
       Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the common shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
       Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
       If you own common shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted basis in your common shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your common shares or ADSs will be taxed as ordinary income.

       In addition, notwithstanding any election you make with regard to the common shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income as well as the special rules provided with respect to excess distributions, if applicable, as described above.
       If you own common shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.
            Backup Withholding and Information Reporting
       If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of common shares or ADSs effected at a United States office of a broker.
       Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.
       If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•	other dividend payments and the payment of the proceeds from the sale of common shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

–	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

–	you otherwise establish an exemption.
       Payment of the proceeds from the sale of common shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.
       In addition, a sale of common shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

–	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

–	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.
ENFORCEABILITY OF CIVIL LIABILITIES
       We are a company limited by shares and incorporated under the ROC Company Law. Most of our directors and executive officers, our supervisors and some of the experts named in this prospectus are residents of the ROC and a substantial portion of our assets and our directors, supervisors or executive officers are located in the ROC. As a result, it may be difficult or may not be possible for investors to effect service of process upon us or our directors, supervisors or executive officers within the United States, or to enforce against them judgments obtained in the United States courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our ROC counsel, Lee and Li, that in their opinion any final judgment obtained against us in any court other than the courts of the ROC in respect of any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the courts of the ROC without further review of the merits only if the court of the ROC in which enforcement is sought is satisfied that:

•	the court rendering the judgment had jurisdiction over the subject matter according to the laws of the ROC;

•	the judgment and the court procedures based on which such judgment was rendered are not contrary to the public order or good morals of the ROC;

•	if the judgment was rendered by default by the court rendering the judgment, (x) we were duly served within a reasonable period of time within the jurisdiction of that court in accordance with the laws and regulations of such jurisdiction, or (y) process was served on us with judicial assistance of the ROC; and

•	judgments of the courts of the ROC are recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.
       A party seeking to enforce a foreign judgment in the ROC would be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of the ROC of any amounts recovered in respect of a judgment denominated in a currency other than NT dollars.
VALIDITY OF SECURITIES
       The validity of the ADSs is being passed upon for Philips by Sullivan & Cromwell LLP, for the Development Fund by Heller Ehrman LLP, for us by Sullivan & Cromwell LLP, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP. The validity of the common shares is being passed upon for Philips by                     , for the Development Fund by Baker & McKenzie, Taipei,Taiwan, ROC, for us by Lee and Li, Taipei, Taiwan, ROC, and for the underwriters by Tsar & Tsai, Taipei, Taiwan, ROC.
EXPERTS
       The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
       The offices of Deloitte & Touche are located at 6th Floor, 2 Prosperity Road I, Hsinchu Science Park, Hsinchu, ROC.

UNDERWRITING
       We, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the ADSs being offered both within and outside the United States. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs International and J.P. Morgan Securities Ltd., the joint bookrunners for this offering, are the representatives of the underwriters. The address of Goldman Sachs International is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, England. The address of J.P. Morgan Securities Ltd. is 125 London Wall, London EC2Y 5AJ, United Kingdom.

Underwriters	Number of ADSs

Goldman Sachs International
J.P. Morgan Securities Ltd.

Total

       The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
       If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional                     ADSs from some of the selling shareholders to cover these sales. They may exercise that option within 30 days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
       The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                     additional ADSs.

	Paid by the selling shareholders	Paid by the selling shareholders
	(no exercise)	(full exercise)

Per ADS	US$	US$
Total	US$	US$
       Total expenses for this offering are estimated to be approximately US$           million, including depositary bank fees and expenses of approximately US$           million, registration fees of US$                    , printing fees of approximately US$                    , legal fees of approximately US$                    and accounting fees of approximately US$                    . The underwriters have agreed to reimburse Taiwan Semiconductor for or pay on Taiwan Semiconductor’s behalf the fees and expenses it incurs in connection with this offering, and they have also agreed to bear their own expenses and certain of the expenses of the selling shareholders in connection with the offering. The underwriters estimate that such fees and expenses reimbursed to or paid on behalf of Taiwan Semiconductor and the selling shareholders will be approximately US$                    in the aggregate.
       ADSs sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$                    per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$0.100 per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.
       We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the Securities and Exchange Commission. Goldman Sachs International is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. J.P. Morgan Securities Ltd. is expected to make offers and sales in the United States through its selling agent, J.P. Morgan Securities Inc.
       The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares or ADSs as a part of the distribution of the shares and ADSs. The underwriters also have agreed that they may sell shares and ADSs among themselves.
       The selling shareholders have agreed, during the period beginning from the date of this prospectus to and including December 31, 2006 with respect to Philips and The Development Fund and 90 days after the date of this prospectus with respect to Messrs. Morris Chang, F.C. Tseng, Stephen T. Tso, J.B. Chen, M.C. Tzeng and Richard Thurston, not to, and not to announce an intention to, offer, sell, contract to sell or otherwise dispose of, or file a registration statement or similar document relating to, any common shares or depositary shares representing our common shares, or any securities that are substantially similar to common shares or ADSs representing our common shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, any of these securities or any substantially similar securities, without the prior written consent of the representatives of the underwriters.
       We have also agreed, during the period beginning from the date of this prospectus to and including the date 90 days after the date of this prospectus, not to, and not to announce an intention to, issue any common shares, including common shares represented by ADSs (other than pursuant to employee stock option plans that we may adopt or have already adopted or any common shares to be issued as an annual dividend to shareholders or annual bonus to employees which is approved by our shareholders), without the prior written consent of the representatives of the underwriters. Although we have no current plans to make such issuance during this 90-day period, we are not precluded from issuing any securities that are convertible into or exchangeable for, or that represent the right to receive, our common shares. See “Common Shares Eligible for Future Sale” for a discussion of material transfer restrictions.
       Prior to the expiry of a period of six months from the closing date of the issuance of the ADSs, no ADSs may be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received in connection with the issue or sale of any ADSs may only be communicated or caused to be communicated in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to our company or the selling shareholders. All applicable provisions of the Financial Services and Markets Act 2000 and the Public Offers of Securities Regulations 1995 with respect to anything done in relation to the ADSs in, from or otherwise involving the United Kingdom must be complied with.
       It is expected that a public offering without a listing of the ADSs in the form of common shares will be made in Japan. No ADSs or common shares have been or will be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except in accordance with the terms and conditions of a public offering without listing of the common shares in Japan, as stated in the securities registration statement filed on                     2005, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with any applicable laws and regulations of Japan. Each underwriter will send any dealer who purchases from it any common shares a notice stating in substance that, by purchasing such common shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any common shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except in accordance with the terms and conditions of the public offering without a listing of the common shares in Japan, as stated in the securities registration statement filed on                     2005, as amended, with the Japanese authority under, or pursuant to any exemption from the registration requirements of, the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such common shares a notice containing substantially the same statement as is contained in this sentence. As used in this paragraph, “resident of Japan” means any person residing in Japan, including any corporations or other entities organized under the laws of Japan. Each underwriter has also acknowledged that it may not conduct marketing activities in Japan.
       The ADSs may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the ADSs to the public in Singapore.
       Any ADSs that are offered, as part of their initial distribution or by way of re-offering, in The Netherlands shall, in order to comply with the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995), only be offered, and such an offer shall only be announced in writing (whether electronically or otherwise), to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities (together, “Professional Investors”)), provided that in the offer and in any documents or advertisements in which a forthcoming offering of such ADSs is publicly announced (whether electronically or otherwise) it is stated that such offer is and will be exclusively made to such Professional Investors.
       No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
       The ADSs may not be offered or sold, directly or indirectly, in the Republic of China.
       In connection with this offering, the underwriters may, subject to applicable laws and regulations, purchase and sell the ADSs or shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares or ADSs than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the shares and ADSs while the offering is in progress.
       The underwriters also may, subject to applicable laws and regulations, impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative of the underwriters has repurchased shares or ADSs sold by or for the account of that underwriter in stabilizing or covering short transactions.
       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares or ADSs. As a result, the price of the shares or ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise.
       Certain of the underwriters or their affiliates may purchase ADSs and may have been allocated ADSs offered as part of the offering, at the initial price to public, for asset management and/or proprietary purposes. Such purchases in aggregate will account for less than 10% of the total amount of the offering.
       We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
       Purchasers of the ADSs offered in this offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.
       This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in this offering being made outside of the United States, to persons located in the United States.
       A prospectus in electronic format may be made available on the websites maintained by the underwriters or one or more securities dealers. The underwriters may agree to allocate a number of ADSs for sale to its online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
       The underwriters have engaged in, and may in the future engage in, investment banking activities and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Taiwan
Semiconductor Manufacturing
Company Limited
       American Depositary Shares
Representing
                     Common Shares
Goldman Sachs International
JPMorgan

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8.     Indemnification of Directors and Officers
       The relationship between us and our directors and officers is governed by the ROC Civil Code, ROC Company Law and our articles of incorporation. There is no written contract between us and our directors and officers governing the rights and obligations of these parties. Each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that that person is or was a director or officer of us, in the absence of willful misconduct or negligence on the part of that person in connection with that person’s performance of duties as a director or officer, as the case may be, may be indemnified and held harmless by us to the fullest extent permitted by applicable law. In addition, we have obtained directors’ and officers’ liability insurance.
Item 9.     Exhibits

Exhibits		Description

1.1	*	Form of Underwriting Agreement
4.1		Amended and Restated Deposit Agreement, dated April 13, 2005, among us, Citibank N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated by reference to exhibit (a) to the registration statement on Form F-6, filed on or about the date hereof by Citibank, N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)
5.1		Opinion of Lee and Li, ROC counsel to the registrant, as to the validity of the common shares
5.2		Opinion of counsel to the depositary as to the legality of the American depositary shares (incorporated by reference to exhibit (d) to the registration statement on Form F-6, filed on or about the date hereof by Citibank N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)
8.1	*	U.S. Tax Opinion of Sullivan & Cromwell LLP
8.2		ROC Tax Opinion of Lee and Li (included in Exhibit 5.1)
23.1		Consent of Deloitte & Touche
23.2		Consent of Lee and Li (included in Exhibit 5.1)
23.3	*	Consent of Sullivan & Cromwell LLP as to tax matters (included in Exhibit 8.1)
23.4		Consent of Sullivan & Cromwell LLP
24.1		Power of Attorney (included in Part II of this Registration Statement)

*	To be filed by amendment
Item 10.     Undertakings
       The undersigned registrant hereby undertakes that:
       (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 8 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant, of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan on July 5, 2005.

TAIWAN SEMICONDUCTOR
MANUFACTURING COMPANY LIMITED

By:	/s/ Lora Ho

Name: Lora Ho
Title: Vice President and Chief Financial Officer
POWER OF ATTORNEY
       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lora Ho as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, to this registration statement, and any Rule 462(b) related registration statement or amendment thereto (including any post-effective amendment thereto) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 5, 2005 in the capacities indicated.

Signature	Title

/s/ Morris Chang Morris Chang	Chairman

J.C. Lobbezoo	Director

Mario Alberto Rivas	Director

/s/ F.C. Tseng F.C. Tseng	Director and Vice Chairman

/s/ Rick Tsai Rick Tsai	Director, President and Chief Executive Officer

Signature	Title

/s/ Stan Shih Stan Shih	Director

/s/ Chintay Shih Chintay Shih	Director

Lester Carl Thurow	Director

Sir Peter Leahy Bonfield	Director

/s/ Lora Ho Lora Ho	Vice President, Chief Financial Officer and Spokesperson

/s/ James Chen James Chen	Chief Accounting Officer or Controller

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
       Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, of Taiwan Semiconductor Manufacturing Company Limited, has signed this Registration Statement or amendment thereto in San Jose, California, on July 5, 2005.

TSMC North America

By:	/s/ Scott Hover-Smoot

Name: Scott Hover-Smoot
Title: Regional Counsel

INDEX TO EXHIBITS

Exhibits		Description

1.1	*	Form of Underwriting Agreement
4.1		Amended and Restated Deposit Agreement, dated April 13, 2005, among us, Citibank N.A., as depositary, and all holders and beneficial owners of American depositary shares evidenced by American depositary receipts issued thereunder, including the form of American depositary receipt (incorporated by reference to exhibit (a) to the registration statement on Form F-6, filed on or about the date hereof by Citibank, N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)
5.1		Opinion of Lee and Li, ROC counsel to the registrant, as to the validity of the common shares
5.2		Opinion of counsel to the depositary as to the legality of the American depositary shares (incorporated by reference to exhibit (d) to the Registration Statement on Form F-6, filed on or about the date hereof by Citibank N.A., as depositary, and Taiwan Semiconductor Manufacturing Company Limited)
8.1	*	U.S. Tax Opinion of Sullivan & Cromwell LLP
8.2		ROC Tax Opinion of Lee and Li (included in Exhibit 5.1)
23.1		Consent of Deloitte & Touche
23.2		Consent of Lee and Li (included in Exhibit 5.1)
23.3	*	Consent of Sullivan & Cromwell LLP as to tax matters (included in Exhibit 8.1)
23.4		Consent of Sullivan & Cromwell LLP
24.1		Power of Attorney (included in Part II of this Registration Statement)

*	To be filed by amendment